SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 8)


                     First Mid-Illinois Bancshares, Inc.
   ----------------------------------------------------------------------
                              (NAME OF ISSUER)


                   Common Stock, par value $4.00 per share
   ----------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                 320866 106
   ----------------------------------------------------------------------
                               (CUSIP NUMBER)


                             Richard A. Lumpkin
                            121 South 17th Street
                           Mattoon, Illinois 61938
                               (217) 235-3366
   ----------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                              November 1, 2002
   ----------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
   13d-1(g), check the following box  [   ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                       (CONTINUED ON FOLLOWING PAGES)








































                              Page 2 of 7 Pages



   CUSIP No. 320866 106              13D                Page 3 of 7 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Richard Anthony Lumpkin

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                            (b)  [x]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
           PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                  [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

      NUMBER OF     7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY        189,186 Shares
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                    8   SHARED VOTING POWER

                        134,729 Shares

                    9   SOLE DISPOSITIVE POWER

                        189,186 Shares

                   10   SHARED DISPOSITIVE POWER

                        134,729 Shares

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          323,915 Shares

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                 [  ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.1

     14   TYPE OF REPORTING PERSON
          IN













   ITEM 1.   SECURITY AND ISSUER.

        This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed by Richard Anthony Lumpkin individually. Mr. Lumpkin is a citizen of the United States of America. His principal occupation is serving as the Chief Executive Officer and President of Illinois Consolidated Telephone Company. His business address is as follows: Illinois Consolidated Telephone Company, 121 South 17th Street, Mattoon, Illinois 61938.

        During the last five years, Mr. Lumpkin (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since Mr. Lumpkin's most recently filed amendment to this statement on September 21, 2000, shares of Common Stock for which Mr. Lumpkin is reporting beneficial ownership herein have been acquired in the following manner: (i) 1,434 shares have been acquired pursuant to the deferral of director fees under the Company's Deferred Compensation Plan; (ii) 19,215 shares have been acquired pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan;
   (iii) 1,500 shares have been awarded in the form of stock options under the Company's Stock Incentive Plan; and (iv) 231,640 shares, and 1,250 shares in the form of stock options, respectively, were acquired pursuant to a three-for-two stock split effected by the Company on November 16, 2001. No borrowed funds were used for any of the above-listed acquisitions.

        In addition to these acquisitions, Mr. Lumpkin has disposed of shares since his most recently filed amendment to this statement on
   Schedule 13D, which shares are no longer reported herein, and Mr. Lumpkin is no longer reporting beneficial ownership of certain shares held by other persons because he no longer holds voting or investment power over such shares, as described in Item 5 below.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Purchases of shares of Common Stock by Mr. Lumpkin have been for

                              Page 4 of 7 Pages


   investment purposes. Mr. Lumpkin may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Other than as described in Item 5 below, Mr. Lumpkin has no present intention to sell any shares, although he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

        Except as set forth above, Mr. Lumpkin does not have any plan or proposal which relates to any of the following matters:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        (a) & (b) Mr. Lumpkin holds sole voting and investment power over the following shares of Common Stock: (i) 165,059 shares held individually; and (ii) 19,377 shares held for the account of Mr. Lumpkin under the Company's Deferred Compensation Plan. In his

                              Page 5 of 7 Pages


   capacity as a director of The Lumpkin Family Foundation, Mr. Lumpkin is reporting shared voting and investment power over the 67,215 shares held by The Lumpkin Family Foundation; however, Mr. Lumpkin disclaims beneficial ownership of these 67,215 shares. Mr. Lumpkin's beneficial ownership reported herein includes 67,514 shares held by SKL Investment Group, LLC over which shares Mr. Lumpkin has shared voting and investment power. Mr. Lumpkin's beneficial ownership reported herein also includes 4,750 shares which Mr. Lumpkin has the right to acquire by exercise of outstanding stock options under the Company's Stock Incentive Plan. Mr. Lumpkin's total beneficial ownership amounts to 323,915 shares of Common Stock, or 10.1% of the outstanding shares.

        (c) During the past 60 days, Mr. Lumpkin has effected no transactions in the Common Stock other than (i) a disposition of 82,500 shares at $27.50 per share on November 1, 2002 from Mr. Lumpkin individually to the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990; and
   (ii) a disposition of 82,500 shares at $27.50 per share on November 1, 2002 from Mr. Lumpkin individually to the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Elizabeth Arabella Lumpkin dated April 20, 1990. Mr. Lumpkin holds no voting or investment power over the 165,000 shares transferred to the foregoing trusts.

        (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Lumpkin, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lumpkin.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lumpkin and any person with respect to any securities of the issuer.

   Item 7.   Materials to be Filed as Exhibits.

        None.











                              Page 6 of 7 Pages


                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    November 1, 2002
                                           /s/ Richard Anthony Lumpkin
                                           ----------------------------
                                           Richard Anthony Lumpkin











































                              Page 7 of 7 Pages